Exhibit 99.1

Buenos Aires, September 5, 2022

To the

Comisión Nacional de Valores (Argentinian National Securities Commission)

Ref.: Relevant Information

Dear Sirs,

We are writing to inform you that today, the Board of Directors of Grupo Financiero Galicia S.A., in compliance with the decision made by the Ordinary Shareholders’ Meeting held on April 26, 2022, has decided to make available to the shareholders, from September 12th, 2022, cash dividends in an amount equal to Ps. 4,000,000,000.00. -

The relevant notice required by the laws currently in effect will be timely presented.

Yours faithfully,

A. Enrique Pedemonte

Attorney in fact

Grupo Financiero Galicia S.A.

Tte. Gral. Perón 430, 25° piso (C1038AAJ) Buenos Aires – Argentina Tel. 4343-7528 Fax 4331-9183 www.gfgsa.com